Exhibit 99.1

Scotiabank formalizes agreement with BBVA to acquire its shares in BBVA Chile

TORONTO and NEW YORK, Dec. 5, 2017 /CNW/ - Scotiabank announced today that Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) has formally accepted Scotiabank's offer to acquire its 68.19% ownership in BBVA Chile, and its interests in certain subsidiaries, for approximately US$ 2.2 billion (CAD$ 2.9 billion). Scotiabank has entered into definitive agreements with BBVA and intends to merge BBVA Chile with its existing operations in Chile (Scotiabank Chile), subject to regulatory approvals.

The Said family, which owns 31.62% of BBVA Chile, has waived its Right of First Refusal to acquire BBVA's shares of BBVA Chile, but maintains the right to tender all or a portion of its shares in the mandatory tender offer to be carried out by Scotiabank. The Said family has indicated their willingness to potentially remain in the business and, if so, would invest up to approximately US$ 500 million (CAD$ 650 million) in order to own up to 25% of the combined business when Scotiabank Chile and BBVA Chile are merged. In this scenario, and if the transaction is completed, Scotiabank's Common Equity Tier 1 capital ratio will be impacted by approximately 90 basis points.  Scotiabank's Common Equity Tier 1 capital ratio would be impacted by approximately 135 basis points, if the transaction is completed and the Said family tenders all of its shares to Scotiabank.

This transaction is in line with Scotiabank's strategy to increase scale within the Chilean banking sector and the Pacific Alliance countries. It will double Scotiabank's market share in Chile to approximately 14%, and make Scotiabank the 3rd largest private sector bank in the country.

"We are pleased to have reached an agreement with BBVA to acquire their shares of BBVA Chile.  We look forward to a partnership with the Said family and to build a better bank in Chile," said Brian Porter, President and CEO at Scotiabank.  "BBVA Chile has a proven track record of providing leading financial products and services to customers across the country and this transaction demonstrates excellent synergy between both banks with customer-centric cultures."

"This acquisition allows us to create a leading bank in Chile underpinned by a solid risk culture and provides opportunities to accelerate our digital transformation, while building a high performance team," said Ignacio (Nacho) Deschamps, Group Head, International Banking and Digital Transformation at Scotiabank.

Conference call

A conference call will take place on December 5, 2017, at 8:30 a.m. ET. Interested parties are invited to access the call live, in listen-only mode, by telephone at (416) 640-5944, or toll-free at 1-800-281-7973 (please call five to 15 minutes in advance). In addition, an accompanying slide presentation may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the transaction by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from December 5, 2017, to December 20, 2017, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 9422114#.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $915 billion (as at October 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @Scotiabank.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/December2017/05/c8614.html

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For further information: Media enquiries: Marcelo Gomez-Wiuckstern, Global Communications, 416-933-1344, marcelo.gomez-wiuckstern@scotiabank.com; Investor Relations: Adam Borgatti, 416-866-5042, adam.borgatti@scotiabank.com

CO: Scotiabank

CNW 02:08e 05-DEC-17